October 15, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blackboxstocks Inc. Form 10-K for the fiscal year ended December 31, 2023 Form 10-Q for Quarter Ended June 30, 2024 File No. 001-41051

Ladies and Gentlemen:

On behalf of Blackboxstocks Inc. (the “Company”), we hereby respond as follows to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 24, 2024, relating to the above-referenced Annual Report on Form 10-K (the “Annual Report”) and Quarterly Report on Form 10-Q (the “Quarterly Report”). The Company is concurrently filing an Amendment No. 1 to the Quarterly Report (the “Quarterly Report Amendment”), which includes changes in response to the Staff’s comments. Capitalized terms used but not defined herein have the meanings ascribed to them in the Annual Report. Unless we note otherwise, any references to prior comments are to comments in our August 15, 2024 letter. For the Staff’s convenience, we have recited the comments in the Staff’s letter below in italics, and set forth the Company’s responses in regular font immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2023

General

1.	Regarding the integration of the brokers E*Trade and TradeStation into your website, please tell us how your subscribers know they are executing trades via their broker instead of from your website.

Response: The Company website through which its subscribers access its tools and services is not designed, nor is it possible, for a subscriber to execute a trade without an independent brokerage account. Furthermore, in order to facilitate a trade through the Company’s integration feature, a subscriber must have an online brokerage account with either TradeStation or E*Trade, The steps a new subscriber must undertake to utilized the broker integration feature are as follows: (1) the subscriber must first click on a tab located at the top of the dashboard labeled “Trade,” (2) once the subscriber clicks on the Trade tab, the software platform populates a specific section of the dashboard where the subscriber can choose to link their personal brokerage account information or open an account with either TradeStation or E*Trade, and (3) once the subscriber chooses one of these two brokers, the subscriber then must either (i) click on a “login” tab which redirects the subscriber to the TradeStation or E*Trade website, as the case may be, where the subscriber enters in their existing TradeStation or E*Trade login information or (ii) click on an “open account” tab which redirects the subscriber to the TradeStation or E*Trade website, as the case may be, where the subscriber must open an account with Trade Station or E*Trade to integrate. On these login pages, TradeStation or E*Trade branding and notices are clearly visible. For example, the TradeStation login page states “by logging in you acknowledge permissions for BlackBox Stocks to access and display to you information and services from your TradeStation account(s), including market data, your account information and your ability to initiate trade orders.” Once a subscriber links their brokerage account to the dashboard, the brokerage account is listed under the “Trade” section of the dashboard. In such section of the dashboard, the subscriber can then click a “New Order” tab to trade through its linked brokerage account whose name is displayed. As such, the branding and trade account is clearly unambiguous and subscribers know (or should know) they are executing trades via their Trade Station or E*Trade broker with whom they maintain their account, and not the Company. In addition, any and all trade confirmations are provided by the subscriber’s broker.

2.

We note that you have “scheduled, calendared classes with live instructors.” Please tell us (i) what activities the instructors engage in generally and how they are compensated and (ii) whether the instructors advise investors on the merits of particular trades or otherwise provide investment advice.

Response:

Instructor Activities

The Company groups its class offerings into three subsets depending on the sophistication of the user: beginner courses, intermediate courses, and advanced courses. Users may schedule these class sessions which are either taught by (i) various instructors that have contracted with the Company (beginner and intermediate courses) or (ii) the Options Industry Council, a non-profit organization that provides education to investors about the benefits and risks of exchange-listed options (advanced courses). An instructor is tasked with teaching class attendees, either on a live or recorded basis, about a specific subject matter and, if such class is a live session, answering questions from the attendees relating to the subject matter. Class subjects are listed on the Company’s website and are also available to users through the “Education” tab in the Company’s software platform (see https://blackboxstocks.com/courses/ for a list of the Company’s curriculum). Instructors focus lessons on how to use the analytics tools, indicators and features available on the Company’s software platform. Such teachings are not focused on any individual trader’s financial portfolio or individual trades but rather on the mechanics behind utilizing the features provided by the Company’s platform.

Compensation

All class instructors are independent contractors and receive fixed compensation from the Company in exchange for their services. The compensation is a fixed amount based on their contract.

No Investment Advice

The Company’s instructors do not recommend or instruct class attendees to buy any certain security, advise on the merits of any particular trade or otherwise provide investment advice. As stated above, the classes are purely informational in nature as the classes focus on either general investing topics, technical analysis, or how to apply the analytics tools, indicators and features available on the Company’s software platform. To reinforce the fact that such analytics tools, indicators and features are data points to be considered as part of an overall investment strategy, the Company has posted notices throughout the user dashboard that such indicators and features are not buy alerts or sell alerts but rather tools to be used in a user’s overall analysis when deciding whether or not to trade a particular security. For example, new users are notified via a pop-up message immediately upon logging into the Company’s software system that, among other things, encourages the user to read the Company’s FAQs and states “FINALLY, and perhaps most important, the symbols that appear in the Alert Log are NOT buy alerts! The alerts appearing in this column are stocks that are experiencing unusual activity and breaking certain thresholds. Many of them become big gainers, but it is important to utilize the many other features on our platform to fully analyze a stock before jumping in.” In addition, the Company reiterates in its FAQs that “[Alerts in the Alert Stream and Alert Log] are absolutely not entry/exit or buy signals. Alerts that appear on any section of our platform are there to alert you when a stock is experiencing unusual activity, whether that be an increase in volume, price, volatility or any other factor that could result in a breakout or upward momentum. Our alerts are often mistaken for or construed as “buy” signals due to the performance and accuracy of our system. It is important for you to understand these are simply stocks to watch, further investigate, or analyze with the array of real-time tools we provide for you on our platform. Once you have enough information, you can make a final decision whether or not to trade a particular stock.” Again, the classes are designed for instructors to teach users how to use such analytics tools, indicators and features as opposed to advising on the merits of any particular trade or otherwise providing investment advice.

3.

We note that the Company provides its subscribers access to live chatrooms/channels, where subscribers are encouraged to “Listen to our Team Traders in our live channels and interact with both new and seasoned traders . . .”. Please describe how such live chatrooms/channels are operated, including, without limitation, whether, to what extent, and in what capacity Blackbox Instructors or any other Company personnel participate in such forums as “Team Traders” or otherwise.

Response:

Chatroom Overview

The term “Team Trader” describes the paid contractors that manage the live online community hosted within the Company’s software platform. Team Traders act as both instructors and moderators in live chatrooms. Within a user’s dashboard, there is a section reserved for such live chatrooms. These chatrooms are primarily operated as communities where subscribers can interact with one another in real-time. Chatrooms are grouped into three categories: live broadcasts, trade rooms and informational rooms.

Live broadcasts are chatrooms equipped with a live-audio feature available to its host. Users can join one of the several live broadcasts hosted by a Team Trader. Within a live broadcast hosted by a Team Trader, the users engage in general discussion with other users and the Team Traders act as community moderators while broadcasting live audio regarding indicators and data and answering questions about how to use features within the dashboard.

Trade rooms are chatrooms that display certain Team Traders’ personal trades. Each trade room objectively lists a certain Team Trader’s trades for viewing which are accompanied by various disclaimers. For example, the main dashboard includes a tab for “Team Trades” that a user must click before ultimately choosing among the various trade rooms. This tab includes an explicit disclaimer that says “Team Trades are NOT investment advice. Trade at your own risk.” In addition, posts of individual trades within the various trade rooms include disclaimers from the Team Traders themselves.

Informational rooms are chatrooms primarily archiving self-study resources. Informational rooms include a library of “how to” videos, self-learning “homework” links, TOS/TV scripts and a bulletin board for messages sent from the Company to its subscribers.

Team Trader Overview

Team Traders provide guidance to subscribers on how to use various features, how to access and interpret the various real-time alerts and analytics within the user dashboard, and general commentary on various stocks that are either alerted within the dashboard or discussed by subscribers. Team Traders sometimes place trades based on the alerts, analytics or news generated on the Company’s software platform and show these trades to the community as real-time examples of how they are using the system themselves. Team Traders never suggest, encourage or persuade subscribers to trade a specific stock or option but rather simply show how they are using the system tools to evaluate potential trades and the reasoning behind it. The Company’s software platform is agnostic and uses proprietary algorithms to scan the market for unusual activity in both the stock and options markets for intraday trading or swing trading. Neither the system nor the Team Traders opine on whether a subscriber should invest in a particular stock or option.

Additionally, Team Traders are trained to describe any trade in the context of how a user could utilize the Company’s features and technical analysis tools. Team Traders primarily act as interpreters of the data that is displayed on the Company’s software platform in real time. The Team Traders are trained to never advise anyone to buy or sell any particular security. They may at times post the trades that they take based on the real-time data and indicators they are looking at on the system as examples. However, such examples are only posted to show the utility of the platform and not as investment advice.

Team Traders routinely inform members that they are responsible for their own trades and consequently, their position size, risk tolerance/management, entries/exits, and the risks involved with trading any security.

4.

We note that subscribers are encouraged to seek out Blackbox Instructors for one-on-one consultations. Please describe the measures taken by the Company (if any) to ensure that such communications do not involve investment advice. Please also discuss whether the Company maintains any internal policies or procedures designed to ensure that Blackbox Instructors and other Company personnel do not provide individualized investment advice.

Response: The Company does not promote nor facilitate any one-on-one consultation between subscribers and Team Traders/Instructors. Subscribers’ contact with Team Traders/Instructors within the Company’s software platform is limited to either (i) attending Instructor-led live classes to ask specific questions about the Company’s software platform or general market information or (ii) posting in chatrooms that are moderated by a Team Trader. All Company personnel, including Team Traders, Instructors, moderators or other Company employees in any capacity, are strictly prohibited from giving individual investment advice to subscribers regarding any specific security. The Company continually monitors its audio channels and chatrooms to ensure that these rules are followed.

5.

In the final paragraph of your response to prior comment 2, you reference the Company’s historical holdings in two Lord Abbett exchange traded funds. Please confirm your understanding that such shares are “investment securities” in the hands of the Company for purposes of Section 3(a)(2) of the Investment Company Act of 1940 (the “1940 Act”). Please also confirm that all Section 3(a)(1)(C) calculations in your comment response letter reflect treatment of such shares as investment securities.

Response: The Company confirms that (i) the Company’s historical holdings in the two Lord Abbett exchange traded funds referenced in the response to prior comment 2 would be considered “investment securities” as defined in Section 3(a)(2) of the Investment Company Act of 1940 (the “1940 Act”) and (ii) the Section 3(a)(1)(C) calculations in the prior comment response letter dated August 14, 2024 reflect treatment of such shares as “investment securities” within the meaning of the 1940 Act. The Company reiterates that such funds’ holdings consisted of short term corporate and government notes designed to earn modest returns on the Company’s initial public offering proceeds at a time when banks offered little or no return on cash. As such, the holdings were meant to preserve principal value and capital, meet the Company’s ongoing liquidity needs, avoid inappropriate concentrations of investments, and maximize return within acceptable levels of risk.

6.

For avoidance of doubt, please confirm that: (i) for all purposes, you are treating the Company’s holdings in the Evtec Group as “investment securities” under Section 3(a)(2) of the 1940 Act; and (ii) that you are not treating the Evtec Group or any of its constituent entities as a “majority owned subsidiary” of the Company under Section 3(a)(2) of the 1940 Act. Please also discuss supplementally whether and to what extent the Company’s relationship to and transactions with the Evtec Group have an impact on the Company’s ability to rely on the exclusion provided by Section 3(b)(1) of the 1940 Act.

Response: The Company confirms that (i) the Company’s holdings in Evtec Group Limited would be considered “investment securities” as defined in Section 3(a)(2) of the 1940 Act and (ii) the Company is not currently treating Evtec Group Limited or any of its constituent entities as a “majority owned subsidiary” of the Company under Section 3(a)(2) of the 1940 Act. The Company’s relationship to and transactions with Evtec Group Limited have no impact on the Company’s ability to rely on the exclusion provided by Section 3(b)(1) of the 1940 Act. Specifically, Section 3(b)(1) of the 1940 Act provides that “any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading securities” are not considered an investment company within the meaning of the 1940 Act. In support of the assertion that the Company meets the standards for reliance on Section 3(b)(1), as described in the response to prior comment 2, the Company (through its wholly owned subsidiary, Blackbox.io Inc.) is primarily engaged in the non-investment company business of developing and operating a financial technology platform with integrated analytical tools upon which the Company’s customer subscribers can, for a subscription fee, obtain access to data, utilize software tools, engage in educational livestreaming, access a wide array of video and graphic content, and participate in community events and discussions. The Company’s relationship to and transactions with Evtec Group Limited do not currently relate to the Company’s primary financial technology business, and therefore, do not impact the Company’s reliance upon the exclusion provided by Section 3(b)(1) of the 1940 Act.

Form 10-Q for Quarter Ended June 30, 2024

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 31

7.

Consistent with comment 4 in our letter dated June 13, 2024, please revise to disclose the conclusion of your principal executive officer and principal financial officer as to the effectiveness of disclosure controls and procedures based upon the full definition contained in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. In this regard, your disclosure states that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company is accumulated and communicated to the appropriate management on a basis that permits timely decisions regarding required disclosure. Tell us and revise to disclose whether your assessment also included whether your controls and other procedures were designed to ensure that information required to be disclosed in your reports is recorded, processed, summarized and reported timely.

Response: The Company has filed the above referenced Quarterly Report Amendment which amends and restates its disclosures in Part I Item 4 “Controls and Procedures” of the Quarterly Report to disclose the conclusion of our principal executive officer and principal financial officer as to the effectiveness of disclosure controls and procedures based upon the full definition contained in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934.

If you have any additional questions regarding the above, please contact me by phone at (214) 745-5394 or e-mail at jmcphaul@winstead.com.

Sincerely, /s/ Jeffrey M. McPhaul Jeffrey M. McPhaul

Cc:	Gust Kepler (President & Chief Executive Officer, Blackboxstocks Inc.) Robert Winspear (Chief Financial Officer, Blackboxstocks Inc.)